Prospectus Supplement Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-145082




                          PROSPECTUS SUPPLEMENT NO. 05
                               DATED JULY 18, 2008
                      (To Prospectus Dated April 17, 2008)

                       LEGEND INTERNATIONAL HOLDINGS, INC.

                       154,895,487 Shares of Common Stock

     This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated April 17, 2008, of Legend International Holdings, Inc. (the "Company") as supplemented by Supplement No. 04 thereto dated June 5, Supplement No. 03 thereto dated May 22, 2008, Supplement No. 02 thereto dated May 13, 2008 and Supplement No. 01 thereto dated May 8, 2008. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement No. 01 through 04 thereto. The Prospectus relates to the public sale, from time to time, of up to 154,895,487 shares of our common stock by the selling shareholders identified in the Prospectus.

     The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement No. 01 though 04.

     This prospectus supplement includes the attached Form 8-K dated July 16, 2008 as filed by us with the Securities and Exchange Commission.

     We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated April 17, 2008) is truthful or complete. Any representation to the contrary is a criminal offense.

            The date of this prospectus supplement is July 18, 2008.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 8-K

                                   ----------

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         Date of Report (Date of earliest event reported): July 14, 2008

                                 --------------

                       LEGEND INTERNATIONAL HOLDINGS, INC
             (Exact name of registrant as specified in its charter)

                                 --------------

        Delaware                    000-32551            23-3067904
  (State or Other Jurisdiction     (Commission        (I.R.S. Employer
      of Incorporation)            File Number)      Identification No.)

         Level 8, 580 St Kilda Road, Melbourne, Victoria Australia 3004
               (Address of Principal Executive Office) (Zip Code)

                                 61-3-8532-2866
              (Registrant's telephone number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01  Entry into a Material Definitive Agreement

     Effective July 14, 2008, Legend International Holdings, Inc., a Delaware corporation (the "Company") entered into a Shares Option Agreement with the Indian Farmers Fertilizer Cooperative Limited ("IFFCO").

Share Options Agreement

     Under the Share Options Agreement , IFFCO received options to purchase 30 million shares of Common Stock of the Company on the following terms:

     a. 5,000,000 options, at an exercise price of $2.50 per share and expiring 60 days from July 11, 2008;
     b. 8,000,000 options, at an exercise price of $3.00 per share and expiring 12 months from July 11, 2008;
     c. 8,000,000 options, at an exercise price of $3.50 per share and expiring 18 months from July 11, 2008;
     d. 9,000,000 options, at an exercise price of $4.00 per share and expiring 24 months from July 11, 2008.

     The total proceeds amount to $100.5 million, and when exercised will be utilized to fund expenditure related to the Company's phosphate project.

     The Share Options Agreement also gives IFFCO a preemptive right to acquire its pro rata share of future issuances of Common Stock by the Company, with certain exceptions.

Rock Off-Take Agreement

         Pursuant to the Share Options Agreement, the parties agreed to enter into a long-term rock off-take agreement ("ROTA"), which shall be separately negotiated but which shall be based on the following principles:

     -- IFFCO shall off take on a long term and the Company shall deliver to IFFCO to offtake directly or through its Affiliates 4 million tonnes of concentrated rock phosphate produced by the Company every year.

     -- The long term rock off-take agreement (the "ROTA") shall be based on, among others, the following principles.

          -- The concentrated rock phosphate should conform to specifications reasonably acceptable to IFFCO, such specifications shall be agreed to between the Company and IFFCO in the ROTA.

          --   The supplies are FOB at one or more agreed ports in Australia.

          -- The Price of the concentrate rock phosphate shall be at a discount of at least 5% to the Benchmark Price of rock.

          --   At the Company's option however,

               -- The ROTA can have provisions for compensation to the Company in case IFFCO does not lift the contracted quantities and to IFFCO if the Company is unable to supply the contracted quantities.

               -- In case the Benchmark Price falls below a value that reduces the return on investment of the project below an agreed amount, IFFCO can convert the entire discount into a subordinated loan at a nominal interest to be repaid in years when the market price is good. The details of this mechanism shall be agreed in the ROTA.

               -- The minimum quantity supplied below which compensation claims can arise shall be 90% of the guaranteed quantities. Quantities below such minimum but not below 70% of the

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                    contracted  quantity,  shall be rolled over to the following two years without any compensation, provided the Company does not sell the deficient quantity in the spot market.

               -- In case the Benchmark Price becomes such as it materially adversely affects the financial viability of either Party, the Parties will work together to mitigate the situation.

               in which case the discount shall equal 10%.

          -- IFFCO shall provide no other support to the Company under the ROTA if the discount is 5%.

          -- The benchmark Price (the "Benchmark Price") shall be derived based on the price of equivalent quality of rock imported into India by IFFCO and other large importers. For this purpose only those buyers who import more than 350,000 tonnes per year will be considered. The Parties shall mutually decide transparent indicies and adjustment formulas for different rock specifications for this purpose.

          -- In case the agreed indicies are not available, the Benchmark Price shall be derived based on the international market price of phosphoric acid delivered in India less cost of sulphur, fixed costs and other variable costs of phosphoric acid production, cost of transportation of rock from Australia to India and reasonable return on the production of phosphoric acid, divided by the specific consumption of rock of the specifications agreed in the ROTA. The details of this pricing structure shall be agreed in the ROTA.

     -- IFFCO shall be the marketing agent of the Company and act on the instructions of the Company in relation to the 20% of annual production that the Company may sell yearly on the spot market after the Company has fulfilled its annual obligations under its long-term supply agreement with IFFCO. IFFCO shall conduct these transactions on behalf of the Company in the spot market on an arm's length basis.

     -- For so long as IFFCO is a shareholder in the Company, either Party shall have a right of first refusal to participate with the other Party in the production, sale, marketing, distribution or in any other manner making available any fertilizer or related product in Australia (e.g., urea plant or triple super phosphate) on terms that shall be agreed to between the Company and IFFCO.

     -- IFFCO shall facilitate the Company in procuring financing for the development and construction of the Company's phosphate mines and related infrastructure (the "Project"), including introducing the Company to sources of project financing.

     -- IFFCO shall also assist the Company by providing technical and personnel assistance on an arm's length basis.

     -- The Parties agree to use their reasonable best efforts to enter into a ROTA within 9 months following the closing. Unless mutually agreed, neither Party shall be obliged to enter into a ROTA if the Parties have not been able to execute a ROTA within 24 months of the closing and the Party seeking not to enter into the ROTA is not in breach of this Agreement. IFFCO shall also not be obliged to off take rock if the deliveries of the contracted quantities for the first year of operations, agreed in the ROTA, do not commence within 5 years of the Closing Date.

Other

     In connection with the execution of the Shares Option Agreement, IFFCO entered into a Shareholders Agreement with Joseph Gutnick, the Company's Chairman of the Board, President and Chief Executive Officer pursuant to which IFFCO purchased 15 million shares of Common Stock from an affiliate of Mr. Gutnick at $1.87 per share. The parties agreed to vote in favor of the election of their respective Board nominees, including four nominees selected by Mr. Gutnick and two by IFFCO, subject to adjustment based upon their proportionate share ownership. The parties granted each other certain rights of first refusal and tag-along rights with respect to future sale of shares by each other and

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

their respective affiliates. In addition, the parties agreed to vote by mutual agreement with respect to certain material actions requiring stockholder approval.

     In connection with the execution of the Shares Option Agreement and the Shareholders' Agreement, the Company agreed to increase the size of its Board of Directors from two members to six within 30 days following the closing and to appoint two nominees of IFFCO to the Company's Board of Directors, including the Managing Director of IFFCO, Dr. Awasthi and two additional nominees to be selected by Mr. Joseph Gutnick, the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Gutnick's nominees are subject to the approval of BMO Nesbitt Burns in accordance with that certain Agency Agreement dated as of June 3, 2008. The Company also agreed to amend its Bylaws to require that certain material actions by the Company shall require the unanimous approval of the Board of Directors.


Item 3.02  Unregistered Sales of Equity Securities

(i) As set out in Item 1.01 above, Legend International Holdings, Inc agreed to issue 30,000,000 options over shares of common stock.

(ii) The securities described above were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Act") under Section 4(2) of the Act and/or under Regulation S promulgated under the Act.


Item 8.01: Other Events

     On July 16, 2008, the Company issued the attached press release in relation to a long term offtake agreement for phosphate rock with India's largest fertilizer enterprise (IFFCO) for its phosphate projects in Queensland, Australia.


Item 9.01: Financial Statement and Exhibits

99.1:   Press Release dated July 16, 2008
99.2    Share Options Agreement dated July 14, 2008
99.3    Shareholders Agreement dated July 14, 2008



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LEGEND INTERNATIONAL HOLDINGS, INC.
                              (Company)

                              By:   /s/Peter Lee
                                   ------------------------------
                                     Peter Lee
                                     Secretary

Dated: July 16, 2008



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INDEX TO EXHIBITS

99.1:   Press Release dated July 16, 2008
99.2    Share Options Agreement dated July 14, 2008
99.3    Shareholders Agreement dated July 14, 2008